650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
April 23, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:          Julie Sherman
Al Pavot
Tom Kluck
Celeste Murphy
Re:       Codex DNA, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted March 16, 2021
CIK No. 0001850079
Ladies and Gentlemen:
On behalf of our client, Codex DNA, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 12, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.
DRS Filed March 16, 2021
Prospectus Summary, page 1
1.    We note your statement on page 1 that you are “a leading synthetic biology company” and your disclosure on page 2 that your product is “the first and only commercially available push-button, walkaway, end-to-end automated workstation, which requires only a few minutes of set up time.” Please note that these disclosures and comparisons, and similar disclosures elsewhere, are not appropriate unless you can provide a reasonable basis for such statement such as having conducted head-to-head trials. Please revise your disclosure accordingly.
The Company respectfully advises the Staff that the Company believes it has a reasonable basis for making the statement that it is “a leading synthetic biology company.” We have revised the statement

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON DC WILMINGTON, DE

Securities and Exchange Commission
April 23, 2021

to add “we believe” at the beginning of the statement. In the synthetic DNA market, the major participants are Genewiz Group, ThermoFisher Scientific Inc, GenScript Biotech Corporation, Integrated DNA Technologies, Inc. and Twist Biosciences Bioscience Corporation. In the synthetic mRNA market, the major participants are Curevac, Nutcracker, Integrated DNA Technologies, Inc., ThermoFisher Scientific Inc., Agilent Technologies, Inc., Bio-Synthesis Inc, Aldevron LLC and TriLink Biotechnologies, Inc. The Company is commercial stage with substantial revenue and has products that compete very favorably in each of the synthetic DNA and mRNA markets, all of which supports our belief that we are “a leading synthetic biology company.”
The Company acknowledges the Staff’s comment regarding the Company’s products being the “first and only commercially available push-button, walkaway, end-to-end automated workstation, which requires only a few minutes of set up time” and has revised the disclosure on pages 2, 65, 83 and 91 to eliminate the reference to the Company’s products being “the only” such products. With respect to the statement that the Company’s products are “the first” of such products, the Company respectfully advises the Staff that it believes that it has a reasonable basis for such statement due to publicly available information about synthetic biology companies and management’s knowledge of the industry. Based upon such information and investigation, the Company advises the Staff that it is not aware of any other such solution commercially available in the market today that fits that description. Therefore, the Company believes it has a reasonable basis for the statement that the BioXp system is “the first” such product and has revised the statement to add “we believe” at the beginning of such statements on pages 2, 4, 65, 83, 91 and 95.
2.    In the summary on page 1, you state that, “We commercially launched our current synthetic biology solution in September 2019…our customer base was composed of 300 customers.” As disclosed in the risk factor on page 30, please discuss in the summary that you have not sought and received regulatory clearance or approval for any of your products with the U.S. Food and Drug Administration. Please also discuss in the summary why your products are not subject to regulatory approval by the FDA.
In response to the Staff’s comment, the Company has revised its disclosure on page 5.
3.    In the summary on page 1, you state that, “As of March 21, 2021 our customer base …includes 17 of the 25 largest biopharmaceutical companies in the world ranked by 2020 revenue.” Please provide a basis for such statement. In addition, please discuss the geographical location of your customer base.
In response to the Staff’s comment, the Company has revised its disclosure on page 66 to discuss the geographical location of the Company’s customer base. In addition, the Company has revised its disclosure on pages 1, 66, 84 and 113 and respectfully submits the following table of the top 25 largest biopharmaceutical companies in the world, excluding affiliates of those companies, based on publicly

Securities and Exchange Commission
April 23, 2021

available data and screened by Capital IQ and indicating which 15 of these companies are included in the Company’s customer base.

Company Name	Total Latest Annual Revenue ($ in millions)	CODEX Customer
Johnson & Johnson (NYSE:JNJ)	82,584
Roche Holding AG (SWX:ROG)	68,203	X
Bayer Aktiengesellschaft (XTRA:BAYN)	50,642	X
Novartis AG (SWX:NOVN)	49,898
Merck & Co., Inc. (NYSE:MRK)	47,994	X
JSC "Belzovetsnabprom"	46,795
GlaxoSmithKline plc (LSE:GSK)	46,555	X
AbbVie Inc. (NYSE:ABBV)	45,804	X
Sanofi (ENXTPA:SAN)	45,711	X
Fort Dodge Animal Health Benelux B.V.	45,176
Bristol-Myers Squibb Company (NYSE:BMY)	42,518	X
Pfizer Inc. (NYSE:PFE)	41,908	X
Takeda Pharmaceutical Company Limited (TSE:4502)	30,587	X
SIIC Shanghai (Holdings) Co.,Ltd.	26,987
AstraZeneca PLC (LSE:AZN)	26,617
China Resources Pharmaceutical Group Limited (SEHK:3320)	25,850
Amgen Inc. (NasdaqGS:AMGN)	25,424	X
Gilead Sciences, Inc. (NasdaqGS:GILD)	24,689	X
Eli Lilly and Company (NYSE:LLY)	24,540	X
C.H.Boehringer Sohn AG & Co. KG	23,936	X
Janssen Pharmaceutica NV	22,215	X
Novo Nordisk A/S (CPSE:NOVO B)	20,863	X
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	16,659
Allergan Limited	16,089
Warner Chilcott plc	16,089
4.    We note that in the summary on page 2, you provide the overall market size for the global synthetic biology market. Please disclose the portion of this market that is addressable by the application of your products.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 82.
5.    We note your statement on page 2 and similar disclosure elsewhere that, “Our BioXp system empowers users to rapidly, accurately and reproducibly create high quality synthetic DNA and mRNA that is ready for use in many downstream synthetic biology workflows.” Please revise to eliminate any suggestion that your product is safe and effective or to have demonstrated

Securities and Exchange Commission
April 23, 2021

safety and efficacy; instead, please limit your discussion to any studies and trials you have may have conducted and your trial observations.
The Company respectfully advises the Staff that it has not made any statement or suggestion in the Draft Registration Statement that the Company’s products are safe or effective for any use, including research use. Additionally, the Company respectfully advises the Staff that the Company is not required to demonstrate the safety or efficacy of the Company’s RUO products pursuant to FDA’s guidance on products labeled for research use only. The Company further advises the Staff that it is the Company’s biopharmaceutical customers that use the Company’s RUO products in their downstream synthetic biology research workflows who bear the burden of seeking and obtaining FDA approval for any products that are created using the Company’s synthetic biology products and instruments.
The Codex DNA Solution, page 2
6.    The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your strengths with equally prominent disclosure of the challenges your face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your solution with a discussion of your history of losses since inception and your expectation to incur losses in the future.
In response to the Staff’s comment, the Company has revised its disclosure on page 5.
Risk Factors “Our Loan and Security Agreement with Silicon Bank”, page 15
7.    Please disclose in greater detail the terms and conditions of the restrictive covenant with Silicon Valley Bank that restricts the company’s ability to merge with any other entity, dispose of its assets, dissolve or liquidate or pay dividends. Also, please disclose the amount of the minimum revenue in the minimum revenue covenant.
In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 and intends to file a redacted copy of the Company’s agreement with Silicon Valley Bank with a subsequent filing of the registration statement. The Company respectfully submits that the Company has determined that the minimum revenue covenant is not material and could be interpreted by investors as financial guidance, which is not typically provided in a registration statement. In addition, given that the minimum revenue covenant would be at the low end of any expected revenue range, the Company feels this information could be misleading to investors. The Company has historically treated such information as confidential, and has therefore plans to redact the minimum revenue covenant from the filed exhibit.
Internal Control page 48
8.    Please provide us with an expanded explanation of the weakness you characterize as the "technical categorization of transactions with a supplier." Include the accounting guidance

Securities and Exchange Commission
April 23, 2021

you relied on and the financial statement impact of this issue. The accounting policy for this matter should be clearly disclosed in the footnotes to the financial statements.
In response to the Staff’s comment, the Company has revised its disclosure on page F-12. Additionally, the Company respectfully advises the Staff that as of December 31, 2020, the Company identified a significant deficiency in its internal controls over financial reporting that exists as a result of the technical categorization of transactions with a contract manufacturer. In 2020, the contract manufacturer agreed to produce BioXp systems for the Company. To facilitate its initial production, the contract manufacturer purchased approximately $0.8 million of raw materials from the Company, used the raw materials to manufacture BioXp systems and then sold those resulting systems to the Company. The Company initially categorized its sales of raw materials to the contract manufacturer as revenue. Under ASC 606, a customer is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity's ordinary activities in exchange for consideration.” As the selling of raw materials to the contract manufacturer was not part of the Company’s ordinary activities, these sales and the resulting receivables were re-classified as a reduction to cost of revenue and other current assets respectively.
Use of Proceeds, page 53
9.    We note that you may use a portion of the proceeds to repay debt. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.
In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 55.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63
10.    The disclosure provides that you have developed and commercialized products. Please describe how your products have been commercialized.
In response to the Staff’s comment, the Company respectfully directs the Staff to the disclosure in the section “Commercial Operations” on page 113. The Company has also revised its disclosure on page 66 to include additional information regarding the revenue mix between direct and distributor channels, revenue by segment and revenue by geography.
11.    We note your disclosure in this section and elsewhere that describes the sale of the registrant’s common stock and preferred stock by Synthetic Genomics to GATTACA Mining LLC in exchange for a promissory note to SGI. Please describe the material terms of the sale and all consideration, including warrants. To the extent applicable, the registrant may cross-reference to another section in the prospectus for further details such as the Certain Relationships and Related Persons Transactions section.
In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 66.

Securities and Exchange Commission
April 23, 2021

Change in Value of Derivative Liabilities, page 66
12.    Please describe the property that SGI could receive and how the amount of the net proceeds is determined including any agreed upon method in determining the price per share if there was a change of control transaction.
The Company respectfully advises the Staff that SGI currently holds warrants to purchase common stock and Series A-1 convertible preferred stock. In connection with a change of control transaction, SGI would receive the same amount per share as other holders of common stock and Series A-1 convertible preferred stock, less the exercise price if the warrants have not been exercised.
13.    In regards to the warrants issued to SGI in its divestiture of the registrant’s capital stock, please disclose the exercise price of the warrants or provide a cross reference to this information.
In response to the Staff’s comment, the Company has revised its disclosure on page 69.
Results of Operations, page 68
14.    The disclosure on page 69 provides that, “Royalty revenue was largely attributable to one customer, New England Biolabs which accounted for 26% of revenue for the period ended December 31, 2019 and 21% for the period ended December 31, 2020.” Please disclose the principal terms of any related agreement to pay royalties between the New England Biolab and the company, and file the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.
The Company advises the Staff that it has revised its disclosure on page 71 and intends to file a redacted copy of the confidential settlement agreement with New England Biolabs with a subsequent filing of the registration statement following a discussion of the confidential content of the agreement with New England Biolabs.
Liquidity and Capital Resources, 2021 Loan Agreement, page 73
15.    Please disclose in this section Silicon Valley Bank’s original purchase of the Series A-1 convertible preferred stock which could be the exercise price of the Preferred Warrant.
The Company has interpreted your comment to request the disclosure of the original purchase price of the Series A-1 convertible preferred stock, which is also the exercise price of the stock that is initially issuable pursuant to the Preferred Warrant provided to Silicon Valley Bank. In response to the Staff’s comment, the Company has revised its disclosure on page 75.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Stock-Based Compensation, page 77
16.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for

Securities and Exchange Commission
April 23, 2021

equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
The Company acknowledges the Staff’s comment and will submit the required information once it has an estimated offering price or range.
Business
Manufacturing, page 108
17.    We note that you have a contract manufacturing agreement with D&K Engineering Inc. Please file the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently have a contract manufacturing agreement with D&K Engineering Inc. and has disclosure on page 111 to that effect. Currently, the Company purchases products from D&K Engineering Inc. on a quote and purchase order basis, and no individual purchase order is material to the Company's financial condition or operating results, such that it would be required to be filed under Item 601(b)(10) of Regulation S-K. Moreover, the Company advises the Staff that other sources of supply are available for the instruments that D&K Engineering produces. As a result, the Company could switch to another supplier without substantial disruption to the Company’s business and therefore the Company's business is not substantially dependent upon any one purchase order. If the Company enters into a material agreement with D&K Engineering Inc. in the future, it will take appropriate actions to comply with Regulation S-K and file the agreement as an exhibit.
Assumption and Cancellation of Certain Secured Promissory Notes, page 142
18.    Please disclose the approximate dollar value of the issuance of the 1.8 million shares of Series A preferred stock issued by the company to BroadOak Fund IV, LLC and Dr. Nelson. Please also disclose the amount of each related party’s interest in the transaction. Please clarify whether or not the preferred stock is convertible into common stock.
In response to the Staff’s comment, the Company has revised its disclosure on page 145.
Certain Relationships and Related Party Transactions
Acquisition of SGI-DNA, Inc. by GATTACA Mining, LLC, page 142
19.    Please disclose the approximate dollar value of the transaction of the purchase of 100% of the issued and outstanding shares of SGI-DNA (Codex DNA, Inc.) by GATTACA Mining from SGI. See Item 404(a)(3) of Regulation S-K. For each component of the consideration, please describe the approximate value.
In response to the Staff’s comment, the Company has revised its disclosure on page 145.

Securities and Exchange Commission
April 23, 2021

Part II
Item 15. Recent Sales of Unregistered Securities
Issuance of Convertible Preferred Stock, page II-2
20.    Please disclose the price per share and the aggregate amount of Series Z convertible preferred stock that was sold to SGI in 2018 or advise us why you are not able to provide such disclosure.
In response to the Staff’s comment, the Company has revised its disclosure on page II-2. The Company respectfully advises the Staff that this is the information it was able to obtain from SGI.
21.    Please reconcile the transactions listed in this section with those in your Certain Relationships and Related Persons Transactions section. For example, please include the issuance of the series A preferred stock by the company to BroadOak Fund IV, LLC and Dr. Nelson.
The Company respectfully advises the Staff that the issuance of Series A convertible preferred stock to BroadOak Fund IV, LLC and Dr. Nelson was previously disclosed on page 146, as those issuances are included in the 22,797,830 aggregate shares of Series A convertible preferred stock issued for aggregate proceeds of $21.9 million.
General
22.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Under separate cover, the Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.
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Securities and Exchange Commission
April 23, 2021

Please direct any questions with respect to this confidential submission to me at (650) 565-3564 or poettinger@wsgr.com or Robert Kornegay at (650) 320-4533 or rkornegay@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger
Philip Oettinger
cc:        Todd Nelson, Codex DNA, Inc.
Jennifer McNealey, Codex DNA, Inc.
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.
Donald Murray, Covington & Burling LLP